Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

VOLUNTARY ANNOUNCEMENT

AMENDMENTS TO THE RULES OF

SHARE AWARD SCHEME OF A SUBSIDIARY

This announcement is made by Graphex Group Limited (the “Company”, together with its subsidiaries, the “Group”) on a voluntary basis. References is made to the announcement of the Company dated 19 January 2021(the “Announcement”) regarding the adoption of the share award scheme (the “EIL Share Award Scheme”) of Earthasia (International) Limited (the “EIL”). Unless otherwise specified herein, capitalized terms used in this announcement shall have the same meanings as defined in the Announcement.

BACKGROUND

The EIL Share Award Scheme was adopted by EIL on 19 January 2021, then a direct non-wholly owned subsidiary of the Company. The purpose of the EIL Share Award Scheme are to recognise the contributions made or to be made by certain Participants and to provide them with incentives in order to retain them for the continual operation and development of the EIL Group and to attract suitable personnel for further development of the EIL Group.

Pursuant to the EIL Share Award Scheme, any amendment to the Scheme Rules can be made in any respect by a resolution of the board of EIL provided that no such amendment shall operate to affect materially and adversely any subsisting rights of any Selected Participant.

AMENDMENTS TO THE EIL SHARE AWARD SCHEME

On 7 June 2023, the EIL Board, the shareholders of EIL as well as the Board have resolved to approve and adopt certain material amendments to the Scheme Rules (the “Amendments”) as follows:

Description	Original term of the Scheme Rule	Amended term of the Scheme Rules
Individual Limit	The maximum number of shares which may be awarded to a Selected Participant under the EIL Share Award Scheme shall not exceed 1% of the issued share capital of EIL from time to time.	The maximum number of Awarded Shares which may be awarded to a Selected Participant under the EIL Share Award Scheme, including (a) the Award Shares issued and to be issued under the Awards already granted or to be granted to such Selected Participant under the EIL Share Award Scheme (excluding any Awards cancelled in accordance with the terms of the EIL Share Award Scheme); and (b) any Shares issued and to be issued in respect of all other options and awards (if any) granted to such Selected Participant by EIL under any other share option and/or award scheme of EIL, in the 12-month period up to and including the date of such grant shall not exceed 1% of the number of shares in the issued share capital of EIL from time to time (the “1% Individual Limit”). If required by the Listing Rules, any grant of Awards that shall exceed the 1% Individual Limit must be separately approved by an ordinary resolution in general meeting of EIL or the Company (as the Listing Rules may require) which such Selected Participant and his/her close associates (or associates if such Selected Participant is a connected person) abstaining from voting in compliance with the requirements of the Listing Rules (if any).

Refreshment of Scheme Limit	The Scheme Limit may be refreshed provided that the Scheme Limit so refreshed must not exceed 10% of the issued share capital of EIL as at the date of approval of refreshment by the EIL Board.

The Scheme Limit may be refreshed provided that the Scheme Limit so refreshed must not exceed 10% of the number of shares in the issued share capital of EIL as at the date of approval of refreshment by the EIL Board.

Consideration	The Awarded Shares shall be new shares to be allotted and issued by EIL and the par value of the Awarded Shares shall be paid by the Selected Participant, the amount of which shall be stated in the Grant Notice which shall be HK$1.00 per Awarded Share.

The Awarded Shares shall be new shares to be allotted and issued by EIL to the Selected Participant at no consideration or at such other amount per Awarded Shares and in such number and on and subject to such conditions (if any) as the EIL Board may in its absolute discretion determine.

Save for the Amendments specified above and other cosmetic changes, no material changes have been made to the Scheme Rules and all other terms of the EIL Share Award Scheme remain effective.

REASONS FOR THE AMENDMENTS

The Board considers the increase in the individual limit under the EIL Share Award Scheme and the Amendments will help give flexibility to EIL to grant Award Shares as and when appropriate in order to achieve the purposes and objectives of the EIL Share Award Scheme and believes that the Amendments are beneficial to the Company and its shareholders as a whole.

The Amendments have taken effect on 7 June 2023, being the day on which the Amendments were approved by the EIL Board and the shareholders of EIL.

LISTING RULES IMPLICATION

EIL is not a principal subsidiary of the Company within the meaning of Rule 17.14 of the Rules Governing the Listing of Securities on the Stock Exchange.

By order of the Board
Graphex Group Limited Lau Hing Tat Patrick
Chairman

Hong Kong, 7 June 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

-3-